SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES NEW BASE (NO 45) IN MANCHESTER

26 ROUTES & 2M PAX P.A. IN MANCHESTER

Ryanair, the world's favourite airline, today (12th July) announced it would open its 45th base at Manchester in October 2011 initially with two based aircraft and 17 routes, growing to four aircraft and 26 routes by summer 2012.  Ryanair's new base will deliver up to 2m passengers p.a., 2,000 jobs and up to 260 weekly flights as Ryanair invests over $280 million at Manchester Airport.

Ryanair's 26 Manchester routes (listed below) go on sale on www.ryanair.com tomorrow.

Ryanair celebrated its new 45th base in Manchester by releasing 1m £8 seats for travel in October, which are available for booking until midnight Thursday (14th July).

In Manchester, Ryanair's Michael O'Leary said:

"Ryanair is delighted to unveil Manchester as our 45th base with 26 routes on sale on www.ryanair.comtomorrow.  Now Manchester consumers/ visitors can beat the recession and escape easyjet's and Jet2's high fares by switching to Ryanair's lowest fares and our no fuel surcharge guarantee to 26 exciting destinations in Italy, Germany and Spain among others.  Ryanair's 2m passengers p.a. will sustain up to 2,000 jobs at Manchester Airport and in the surrounding region."

RYANAIR' S 26 MANCHESTER ROUTES

	Winter	Summer
Alicante	✓	✓
Barcelona (Gir)	✓	✓
Bezier		✓
Biarritz		✓
Bremen	✓	✓
Brussels	✓	✓
Dublin	✓	✓
Faro	✓	✓
Frankfurt	✓	✓
Ibiza		✓
Katowice	✓	✓
Madrid	✓	✓
Malaga	✓	✓

	Winter	Summer
Memmingen	✓	✓
Milan	✓	✓
Murcia		✓
Oslo	✓	✓
Palma		✓
Paris	✓	✓
Reus		✓
Rome	✓	✓
Rzeszow	✓	✓
Tallinn		✓
Tours		✓
Tenerife	✓	✓
Valencia		✓

Stephen McNamara                            Joe Carmody
Ryanair Ltd                                          Edelman
Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 July 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary